


10015571

9 April 2010

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made announcements in relation to the appointment of two Board of Directors, Ms Jeanette Wong & Mr Tan Puay Chiang.

Attached copies of the above announcements for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to US SEC (Elliott Staffin)(NOL Appts 2 New NED) - 9Apr10.DOC





Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

4/23

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Looi Lee Hwa and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	09-Apr-2010 17:25:18
Announcement No.	00094

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL APPOINTS TWO INTERNATIONAL BUSINESS EXECUTIVES TO BOARD
Description	Please see attached Press Release on the above.

Attachments



Press_Release_Board_Appointments_9Apr10.pdf
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FOR IMMEDIATE RELEASE

NOL appoints two international business executives to Board

Tan Puay Chiang, Jeanette Wong named Directors of transport and logistics leader

SINGAPORE, 9 APRIL 2010 – Global container transport and logistics leader NOL Group today announced the appointment of two Singapore business executives with deep international management experience to its Board of Directors.

The two new board members are Tan Puay Chiang, the former Chairman of ExxonMobil (China) Investment Co; and Jeanette Wong, Group Executive responsible for the Institutional Banking Group at DBS Bank.

Their appointments will be effective 15 April, a day after the retirement of four current Directors at NOL's 2010 Annual General Meeting. The retiring Directors are James Connal Scotland Rankin, Robert Holland, Jr., Tan Pheng Hock and Boon Swan Foo.

"This is a time of change for the Board of Directors, said Cheng Wai Keung, Chairman of the Board of NOL Group. "Four Directors are departing, but we will gain the knowledge, skill and experience of new members who will help guide us to future success."

Mr. Tan joined Mobil Oil in 1970. During his 37-year career with Mobil and later ExxonMobil, he held executive management roles in Australia, Singapore and the U.S. These included the executive positions of Vice-President, Mobil Research & Technology Corp, USA; and Chairman of Mobil Oil Australia. He was appointed General Manager, Corporate Planning, following the merger of Exxon and Mobil in 1999.

A graduate of the University of Singapore with a Masters Degree from New York University, Mr. Tan had been a member of many business and industry boards including the Australian Institute of Petroleum; the Washington, D.C.-based National Policy Association; and the American Chamber of Commerce in Hong Kong.

Ms. Wong joined DBS in 2003. Prior to her current role as Group Executive, responsible for overseeing Corporate and Investment Banking, Enterprise Banking and Global Transaction Services, Ms. Wong was the Chief Financial Officer of the DBS Group for five years.

Before that, she spent 16 years with JP Morgan in Singapore. She began her career in 1982 at Banque Paribas.

Ms. Wong is a graduate of the National University of Singapore with a Masters Degree from the University of Chicago. Among her affiliations, she is Chairperson of the SMU Lee Kong Chian Business School Advisory Board; Vice Chairperson of the Asia Cabinet, Global Advisory Board for the University of Chicago Booth School of Business; and a Board member of the NUS-Berkeley Risk Management Institute.

-ENDS-

Media Enquiries:

Mr Paul Barrett
Telephone: (65) 6371 7959
paul_barrett@nol.com.sg

or

Mr Mike Zampa
Telephone: (65) 6371 5022
michael_zampa@nol.com.sg

Investor Enquiries:

Mr Bernie Yu
Telephone: (65) 6371 5028
bernie_yu@nol.com.sg

About NOL
Neptune Orient Lines (NOL) is a Singapore-based global container shipping, terminals and logistics company. Its container shipping arm, APL, provides world-class container shipping services and intermodal operations supported by leading-edge IT and e-commerce. Its Terminals unit has one of the world's leading container terminal networks, with key gateway facilities in Asia and North America. Its logistics business, APL Logistics, provides international, end-to-end logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg.

Announcement of Appointment of Non-Executive Independent Director who is an Audit Committee Member *
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Looi Lee Hwa and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	09-Apr-2010 17:23:26
Announcement No.	00092

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	15-04-2010
Name of person *	Tan Puay Chiang
Age *	63
Country of principal residence *	Singapore
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	Mr Tan's appointment is part of the Company's process of Board renewal, as well as to ensure that the Company's Board continues to comprise Directors who possess the core competencies and experiences necessary to oversee the management of the NOL Group.
Whether appointment is executive, and if so, the area of responsibility *	No
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	Non-executive Independent Director. Member of the NOL Audit Committee and NOL Executive Resource & Compensation Committee.
Working experience and occupation(s) during the past 10 years *	2001 - Dec 2007: Chairman, ExxonMobil (China) Investment Co 1970 - 2001: Various key positions, Exxon Mobil Corporation - General Manager, Corporate Planning, ExxonMobil (following the merger of Exxon and Mobil in Dec 1999) - Chairman & MD, Mobil Oil Australia (1996-1999) - Vice-President, Mobil Research & Technology Co, USA (1995) - Joined Mobil Oil in 1970 (worked in Australia, Singapore & USA)
Shareholding * in the listed issuer and its subsidiaries *	50,000 NOL Shares
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	Nil

SEC Exemption
No. 82-2605

Conflict of interest (including any competing business) *	Nil

>> Other Directorships#

These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

Past (for the last 5 years)	Chairman, ExxonMobil (China) Investment Co Chairman, ExxonMobil Hong Kong Ltd Director, CLP Holdings Limited - Stepped down from CLP Holdings in 2007 due to re-assignment back to Singapore at ExxonMobil
Present	

>> Information required pursuant to Listing Rule 704(7)(h)

Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b) *	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgment against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or	• No

SEC Exemption
No. 82-2605

	dishonesty on his part?	
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No
(h) *	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	• No
(i) *	Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j)	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	
(i)*	any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or	• No
(ii)*	any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii)*	any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	• No
(iv)*	any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No
	in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?	
(k) *	Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	• No

>> Information required pursuant to Listing Rule 704(7)(i)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	• Yes
If yes, please provide details of prior experience.	Yes. CLP Holdings Ltd is listed on the Hong Kong Stock Exchange and as an ADR on the New York Stock Exchange.

Footnotes	
Attachments	Total size = **0**

SEC Exemption No. 82-2605

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SEC Exemption
No. 82-2605

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Announcement of Appointment of Non-Executive Independent Director who is an Audit Committee Member *
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Looi Lee Hwa and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	09-Apr-2010 17:21:55
Announcement No.	00087

>> Announcement Details
The details of the announcement start here ...

Date of Appointment *	15-04-2010
Name of person *	Jeanette Wong Kai Yuan
Age *	50
Country of principal residence *	Singapore
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	Ms Wong's appointment is part of the Company's process of Board renewal, as well as to ensure that the Company's Board continues to comprise Directors who possess the core competencies and experiences necessary to oversee the management of the NOL Group.
Whether appointment is executive, and if so, the area of responsibility *	No
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	Non-executive Independent Director. Member of the NOL Audit Committee and NOL Enterprise Risk Management Committee.
Working experience and occupation(s) during the past 10 years *	October 2008 - present: Group Executive, Institutional Banking Group, DBS Bank October 2003 - September 2008: Chief Financial Officer, DBS Bank February 2003 - September 2003: Chief Administrative Officer, DBS Bank 1986 - January 2003: Senior Country Officer, JP Morgan Singapore

Shareholding * in the listed issuer and its subsidiaries *	No

Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None

Conflict of interest (including any competing business) *	Nil

SEC Exemption
No. 82-2605

>> Other Directorships#

These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

Past (for the last 5 years)	TMB BANK Public Company Limited (Thailand) Bank of Philippine Islands (Philippines) BPI Capital Corporation (Philippines) Asfinco Singapore Limited (Singapore) Asean Finance Corporation Limited (Singapore)
Present	Director, DBS Bank (Hong Kong) Limited Director, DBS Bank (China) Limited Director, Islamic Bank of Asia Limited Director, Ayala DBS Holdings Inc Director, Tax Academy of Singapore, The Inland Revenue Authority of Singapore Chairperson, SMU Lee Kong Chian Business School Advisory Board Vice Chairperson, Asia Cabinet of the Global Advisory Board, University of Chicago Booth School of Business Board Member, NUS-Berkeley Risk Management Institute Member of Polytechnic Quality Assurance Framework External Review Panel, Ministry of Education Trustee and Chairperson of Audit Committee, SingHealth Endowment Fund Member, MAS Financial Research Council Member, The Asian Entrepreneur Legacy One Fund LP

>> Information required pursuant to Listing Rule 704(7)(h)

Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b) *	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgment against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for	• No

	such purpose?	
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No
(h) *	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	• No
(i) *	Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j)	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	
(i)*	any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or	• No
(ii)*	any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii)*	any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	• No
(iv)*	any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No
	in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?	
(k) *	Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been	• No

reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	

>> Information required pursuant to Listing Rule 704(7)(i)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	• Yes
If yes, please provide details of prior experience.	Bank of Philippines Islands (Manila Stock Exchange)

Footnotes	
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1 April 2010

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made announcements in relation to the appointment of a joint Company Secretary, Ms Looi Lee Hwa.

Attached copy of the above announcement for your attention, please.

Yours faithfully

Wong Kim Wah (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2010\Letters to US SEC (Elliott Staffin)\Letter to US SEC (Elliott Staffin)(NOL Announces New Appt of Joint Co Sec) - 01Apr10.DOC



Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

SEC Exemption
No. 82-2605

Print this page

Announcement of Appointment of Company Secretary *

* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Wong Kim Wah
Designation *	Company Secretary
Date & Time of Broadcast	01-Apr-2010 17:18:40
Announcement No.	00091

>> Announcement Details

The details of the announcement start here ...

Date of Appointment *	01-04-2010
Name of person *	Looi Lee Hwa
Age *	45
Country of principal residence *	Singapore
The Board's comments on this appointment (including rationale, selection criteria, and the search and nomination process) *	Ms Looi Lee Hwa will be appointed as Joint Company Secretary with effect from 1 April 2010. The Board has reviewed her qualifications and work experience and approved her appointment. Subsequent to the appointment, Ms Looi Lee Hwa and Ms Wong Kim Wah will act jointly and severally as Secretaries of the Company.
Whether appointment is executive, and if so, the area of responsibility *	Non-executive
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.)	Group General Counsel & Company Secretary
Working experience and occupation(s) during the past 10 years *	2003 - 2010 : General Counsel & Company Secretary Chartered Semiconductor Manufacturing Ltd 2002 - 2003 : General Counsel United Test and Assembly Center Pte Ltd 2001 - 2002 : Head Legal ST Assembly Test Services Ltd
Shareholding * in the listed issuer and its subsidiaries *	None
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None
Conflict of interest (including any competing business) *	None

>> Other Directorships#

These fields are not applicable for announcements of appointments pursuant to Listing Rule 704(9)

SEC Exemption
No. 82-2605

Past (for the last 5 years)	Not applicable.
Present	Not applicable.

>> Information required pursuant to Listing Rule 704(7)(h)
Disclose the following matters concerning an appointment of director, chief executive officer, general manager or other officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, an application or a petition under any bankruptcy law of any jurisdiction was filed against him or against a partnership of which he was a partner at the time when he was a partner or at any time within 2 years from the date he ceased to be a partner?	• No
(b) *	Whether at any time during the last 10 years, an application or a petition under any law of any jurisdiction was filed against an entity (not being a partnership) of which he was a director or an equivalent person or a key executive, at the time when he was a director or an equivalent person or a key executive of that entity or at any time within 2 years from the date he ceased to be a director or an equivalent person or a key executive of that entity, for the winding up or dissolution of that entity or, where that entity is the trustee of a business trust, that business trust, on the ground of insolvency?	• No
(c) *	Whether there is any unsatisfied judgment against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or has been the subject of any criminal proceedings (including any pending criminal proceedings of which he is aware) for such breach?	• No
(f) *	Whether at any time during the last 10 years, judgment has been entered against him in any civil proceedings in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere, or a finding of fraud, misrepresentation or dishonesty on his part, or he has been the subject of any civil proceedings (including any pending civil proceedings of which he is aware) involving an allegation of fraud, misrepresentation or dishonesty on his part?	• No
(g) *	Whether he has ever been convicted in Singapore or elsewhere of any offence in connection with the formation or management of any entity or business trust?	• No
(h) *	Whether he has ever been disqualified from acting as a director or an equivalent person of any entity (including the trustee of a business trust), or from taking part directly or indirectly in the management of any entity or business trust?	• No

(i) *	Whether he has ever been the subject of any order, judgment or ruling of any court, tribunal or governmental body, permanently or temporarily enjoining him from engaging in any type of business practice or activity?	• No
(j)	Whether he has ever, to his knowledge, been concerned with the management or conduct, in Singapore or elsewhere, of the affairs of :-	
(i)*	any corporation which has been investigated for a breach of any law or regulatory requirement governing corporations in Singapore or elsewhere; or	• No
(ii)*	any entity (not being a corporation) which has been investigated for a breach of any law or regulatory requirement governing such entities in Singapore or elsewhere; or	• No
(iii)*	any business trust which has been investigated for a breach of any law or regulatory requirement governing business trusts in Singapore or elsewhere; or	• No
(iv)*	any entity or business trust which has been investigated for a breach of any law or regulatory requirement that relates to the securities or futures industry in Singapore or elsewhere,	• No
	in connection with any matter occurring or arising during that period when he was so concerned with the entity or business trust?	
(k) *	Whether he has been the subject of any current or past investigation or disciplinary proceedings, or has been reprimanded or issued any warning, by the Monetary Authority of Singapore or any other regulatory authority, exchange, professional body or government agency, whether in Singapore or elsewhere?	• No

>> Information required pursuant to Listing Rule 704(7)(i)

Disclosure applicable to the appointment of Director only.

Any prior experience as a director of a listed company?	• No
If no, please provide details of any training undertaken in the roles and responsibilities of a director of a listed company.	Not applicable.

Footnotes	
Attachments	Total size = **0** (2048K size limit recommended)

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